Mail Stop 3561

April 24, 2008

Steven Moskowitz
President
Map V Acquisitions, Inc.
43 West 33rd Street, Suite 600
New York, NY 1001

> **Re: Map V Acquisitions, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 15, 2008**
> **File No. 000-52524**

Dear Mr. Moskowitz:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ethan Horowitz
Staff Accountant